[AKERMAN LETTERHEAD]

July 13, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Filing Desk

Re:	BabyUniverse, Inc.
Registration Statement on Form S-1
File No. 333-124395

Dear Madam or Sir:

     We enclose Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement for filing on behalf of BabyUniverse, Inc. (the “Company”). Amendment No. 2 has been marked to reflect changes to Amendment No. 1 to the Registration Statement on Form S-1, which was filed on June 15, 2005.

     Provided below is the Company’s item-by-item response to the Commission staff’s comment letter dated July 1, 2005. Please note that for the convenience of the staff we have recited each comment in boldface type and provided the response to each comment immediately thereafter. The Company believes that it has fully responded to the staff’s comments.

Prospectus Summary, page 1

l.	We reissue comment 6 in our letter dated May 27, 2005. Please further reduce the length of the summary to provide a brief overview of BabyUniverse and the key aspects of the offering. For example, please shorten your discussion regarding the internet industry and your market and specifically focus on your business condition and financial condition.

The summary has been further revised to significantly shorten the discussion of the Internet industry and the Company’s external growth strategy, among other things.

Securities and Exchange Commission
July 13, 2005

Overview, page 1

2.	We have considered your response to comment number 2 in our letter dated May 27, 2005 and reissue comment 7 in our letter dated May 27, 2005. We note your statement here that you are a “leading” online retailer of brand name baby, toddler.... In support of this claim, you reference estimates by Internet Retailer magazine, but have not furnished to us the applicable pages of the magazine. Further, the scope of the Future Now, Inc. 2004 report appears too narrow to fully support the claim that you are a leading online retailer of baby, toddler and maternity products in the United States. Accordingly, please provide further support for the claim or delete. Please also provide support for statements such as, “We believe that we are one of the largest online retailers of baby, toddler and maternity products in terms of product offerings and revenues,” as disclosed on page 35.

The appropriate pages of the Internet Retailer 2005 Top 400 Retailer Web Sites publication, which identifies BabyUniverse as the 224th ranked website, are being provided supplementally as Exhibit A. This ranking of BabyUniverse places it as the number 4 ranked website focusing on the sale of brand named baby, toddler and maternity products (behind BabiesRUs.com, BabyAge.com and BabyStyle.com). In addition, information from the Alexa report, which is being provided supplementally as Exhibit B, shows that BabyUniverse is the number 3 ranked website specializing in baby products, in terms of customer traffic. The Alexa traffic rankings are produced by Alexa.com, a highly-repected internet traffic tracking service affiliated with Amazon.com. The Future Now, Inc. 2004 report, which analyzed 140 top retailers with websites, was cited not so much for its substance but for the fact that BabyUniverse was one of the few online retailers of baby products included in the customer service survey, thus lending further credence to the Company’s use of the word “leading.” A copy of the Future Now, Inc. 2004 report is being provided supplementally as Exhibit C.

Risk Factors, page 6

3.	We reissue comment 11 in our letter dated May 27, 2005. We have considered your response, however, we continue to believe that some of the risk factors are generic and equally applicable to similarly situated companies. For example, we note the following risk factors:

•	We may not succeed in continuing to establish ..., page 8. Would not the building of a brand name be a significant component in the business strategy of most companies? Would not the provision of a high quality customer experience achieve a relationship of trust with customers for most companies? Have you had specific difficulties building your brand name or providing customer service?

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July 13, 2005

•	We face the risk of theft of our products..., page 12. Would not all companies who store and sell tangible products run the risk of theft? Is there a particular reason why your products are more susceptible to theft than other company’s products?

Again, these are only a few examples. If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Please revise accordingly throughout.

The risk factors have been revised to either delete generic risk factors or revise the risk factors to make them more specific to the Company, to the extent practicable. Please note, however, that certain limited risk factors that could be interpreted as generic to the online retailing industry or to public companies generally, such as those relating to taxes on online purchases, the security of online customer data, the costs of being a public company and internal control attestations, have been retained because of the Company’s judgment that these are essential matters for investors to consider.

We rely exclusively on the sale of baby, toddler and maternity..., page 9

4.	We note your response to comment 14 in our letter dated May 27, 2005, removing your reference to luxury products. Please, however, expand your disclosure to quantify the percentage of revenues that are derived from the sale of high-end products. Further, you revised the risk factor heading to address baby, toddler and maternity products generally; however, the discussion appears to focus on discretionary high-end products. Please revise to reconcile accordingly.

The original reference to “luxury goods” and the continued reference to “high end” products were mistakenly included from precedent risk factors used in preparing the prospectus and, therefore, have been omitted entirely on page 8 of Amendment No. 2. The Company does not categorize its products as “luxury” or “high end.”

Management’s Discussion and Analysis of Financial Condition..., page 26

Critical Accounting Policies, page 27

5.	We note your response to comment 17 in our letter dated May 27, 2005 and will review your disclosure when the offering price range is determined.

Amendment No. 2 has been revised on page 26 to disclose the intrinsic value of the Company’s outstanding options as of March 31, 2005, all of which are vested,

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July 13, 2005

based on the midpoint of the initial public offering price range. No options have been granted subsequent to March 31, 2005.

Results of Operations, page 29

6.	We note your responses to comments 18 and 19 in our letter dated May 27, 2005. Given the large increase in revenue during the periods presented, further categorization of revenues by product group would be beneficial to the investor’s understanding. For example, we note an increase of 48.1% for the three months ended March 31, 2005 compared to the three months ended March 31, 2004, an increase of 60.2% in 2004 compared to 2003 and an increase of 73.2% in 2003 compared to 2002. Additionally, the narrative discussion of results could quantify the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services as required by Item 303(a)(3)(iii) of Regulation S-K. Please revise.

Please note that most of the Company’s revenues are generated by baby, rather than toddler or maternity, products. The prospectus has been revised on pages 1, 24 and 34 to reflect this fact. With regard to product mix, the Company understands the concern based on the current MD&A discussion of reasons for sales increases. Please note, however, that the primary driving factor in the Company’s sales increases has been online advertising. Conversion rates and expanded product offerings have contributed to a much lesser extent to the recent increases in the Company’s revenues. The MD&A has been revised on pages 24-29 to reflect this. Since the Company has focused primarily on online advertising, rather than product mix, in generating sales increases, it does not consider subclasses or subcategories of its product offerings, which consist of a closely related group of general baby products, to be material to an investment decision. The Company has also revised the MD&A to clarify that its sales increases are a reflection primarily of increases in the volume of products shipped, rather than price increases or the introduction of new products, pursuant to Item 303(a)(3)(iii) of Regulation S-K. As stated above, the Company believes that these increased shipments are due primarily to online advertising.

Liquidity and Capital Resources, page 33

7.	We note your response to comment 23 in our letter dated May 27, 2005, adding a sentence to the end of the section indicating that your had no material commitments for capital expenditures. It is not clear, however, whether you have addressed the other components of comment 23. If those other components are inapplicable, please confirm. If applicable, please revise your disclosure to fully address Items 303(a)(1) and (2) of Regulation S-K. Please see Release No. 33-8350 for additional guidance.

The Company confirms that the referenced other components are inapplicable. Specifically, the Company is not aware of any trends, demands, commitments,

Securities and Exchange Commission
July 13, 2005

events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way. In addition, the Company is also not aware of any known material trends, favorable or unfavorable, in its capital resources.

Business, page 35

8.	We note your response to comment 19 in our letter dated May 27, 2005, however, we reissue comment 26 in our letter dated May 27, 2005. Pursuant to Item 101(c)(1)(i) of Regulation S-K, please disclose, for the last three fiscal years, the amount or percentage of total revenue contributed by any class of similar products which accounted for 15% or more of your consolidated revenue.

Please see the Company’s response to comment no. 6 above. For the reasons provided above, the Company does not believe that a subcategorization of its products would be material to the understanding of the Company’s business taken as a whole, as contemplated by Item 101(c)(1)(i) of Reguation S-K. The primary driver of sales increases has been and continues to be online advertising, as discussed in the revised MD&A.

Underwriting, page 62

Reserved Shares, page 63

9.	We partially reissue comment 36 in our letter dated May 27, 2005. We note your disclosure that you will have a directed share program for “[c]ertain of our friends and certain individuals and entities with which we have a business relationship.” Please explain to us how you will determine the prospective recipients of reserved shares, particularly those you refer to as “certain of our friends.” Please also indicate when the shares and money will be exchanged. When do purchasers become committed to purchase their shares? Further, you indicate in your response letter that a copy of the latest draft of the program materials has been provided for our review as Exhibit N. It appears, however, that we have not received the directed share program materials. Accordingly, please provide us with the directed share program materials with your amended filing.

The directed share program materials are being provided supplementally as Exhibit D. The Company has confirmed that offers will be made only to parties, including employees and directors, with whom the Company has a business relationship. Therefore, the reference to “certain of our friends” has been deleted. All offers and sales will be made in accordance with Rule 134(d) under the Secutiries Act of 1933, as amended. The shares and money will not be exchanged until the closing. Purchasers will not become committed to purchase their shares

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July 13, 2005

until they are notified telephonically of the pricing subsequent to effectiveness and asked to confirm their purchase. Payment for the shares allocated to the purchaser will then be due within three business days of pricing.

Recent Sales of Unregistered Securities, page II-2

10.	We note your response to comment 36 in our letter dated May 27, 2005. For many of the transactions, you disclosed that the consideration you received was services to be rendered. Please expand your disclosure to indicate the nature of, value, and expected date that services will be rendered.

The exempt transactions disclosure has been revised to clarify that the equity grants were to employees and directors in exchange for future services to be rendered.

Consolidated Financial Statements, F-1

Consolidated Statements of Cash Flows, F-5

11.	Please clarify that the “stock issued to CEO in lieu of compensation” shown as an operating activity is non-cash compensation, if so, or advise us otherwise.

The Company has confirmed that the item “stock issued to CEO in lieu of compensation” shown as an operating activity in the Consolidated Statement of Cash Flows is non-cash compensation.

Note 2 — Summary of Significant Accounting Policies F-7

Gift Certificates Liability, F-8

12.	Please support your recognition of unredeemed gift certificates as revenue or revise your policy to disclose that unredeemed gift cards are recognized as other income. Please tell us the amounts recorded as revenue in previous periods for cash received on unredeemed gift certificates that you have deemed immaterial for reclassification.

The disclosure regarding the Company’s policy for unredeemed gift certificates has been revised in Note 2 – Summary of Significant Accounting Policies, Gift Certificates Liability on pages F-8 and F-9, to clarify that unredeemed gift certificates that are older than one year are recognized as other income rather than revenue. The amounts of unredeemed gift certificates recorded as revenue, instead of being reclassified as other operating income, were $30,918 in 2003, or less than 1% of revenue, representing unredeemed gift certificates issued since March 2001, and $9,431 in 2004.

Securities and Exchange Commission
July 13, 2005

Revenue Recognition, F-9

13.	We note discounts and returns were approximately 3.6%, 4.5%, and 6.4% of sales in 2004, 2003, and 2002, respectively. Please include Schedule II -Valuation and Qualifying Accounts in your next amendment. See Rules 4-02, 5-04 and 12-09 of Regulation S-X.

The Company has not recorded an allowance for returns due to immateriality, as stated in Critical Accounting Policies, Revenue Recognition section, on page 25 of Amendment No. 2. Since no allowance for sales returns is recorded by the Company due to immateriality, Schedule II has not been included in Amendment No. 2.

The percentages noted in comment No. 13 are for sales returns and sales discounts combined. The actual percentages applicable to sales returns alone are less; for example, amounting to 2.8% for the year 2004. In addition, the Company described its estimation process for sales returns in its response dated June 15, 2005 to comment No. 16 in the Commission staff’s comment letter dated May 27, 2005.

Accounting for Stock Based Compensation, F-10

14.	We note your response to comment 50 in our letter dated May 27, 2005. Please expand your footnote disclosure to include the following:

•	For each period, the fair value of the common stock and the intrinsic value, if any, per option;

•	A statement that you obtained a retrospective appraisal of the valuation of the company as of October 1, 2004.

Additionally, please include in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” a discussion of the following:

•	The significant factors, assumptions and methodologies you used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair values from the grant date of October 1, 2004 to the grant date of January 18, 2005. Please supplement your time line of company specific events that supports the relative increase/decrease in fair value of your equity securities based on company specific milestones or other economic events. The increase in fair value from $1.22 to $6.60, as implied by the fact that no deferred compensation was recorded on the January 18, 2005 issuance, indicates that the fair

Securities and Exchange Commission
July 13, 2005

value of the company increased by more than 500% over that same span. Note this time line should culminate in the offering range initially discussed and currently discussed; and

•	Disclose if you obtained objective evidence of fair value of the underlying shares supporting the options or share grants for other options and equity instruments granted for the most recent fiscal year to the latest practicable date. In this regard, disclose why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist if that is the case.

We may have further comment upon review.

The requested changes have been made to the Accounting for Stock Based Compensation footnote on page F-10 of Amendment No. 2. The MD&A has been revised as requested on pages 32 and 33 of Amendment No. 2.

Restatement, F-16

15.	Please inform us of the specific journal entries involved in the restatement of the consolidated financial statements for the periods presented. In this regard, please clarify why public offering costs were recorded and the reasons for the numerous changes to the consolidated statement of operations including, but not limited to, advertising expense, salaries and benefits, rent, and loss on investments.

The Company restated its consolidated financial statements for the three years ended December 31, 2002, 2003 and 2004, based on the results of an intensive four-week internal review conducted during May 2005 by its newly-appointed Chief Financial Officer, who joined the Company on April 4, 2005. The need for the intensive internal review became apparent based on unexpected financial results in the Company’s financial statements for the quarter ended March 31, 2005, which were being prepared for inclusion in the Company’s next amendment to its registration statement.

The Company has determined that the following underlying reasons contributed significantly to the original misstatements in its financial statements, and the Company has simultaneously implemented accounting control procedures and other measures to assure a sustained level of appropriate accounting control in the future.

•	The Company’s business model requires the processing of high-volume inventory purchase transactions associated with its drop-ship arrangements with manufacturers. Most of the impact on net income of the Company’s restatement was due to the failure to account for these incurred but

Securities and Exchange Commission
July 13, 2005

unrecorded liabilities as of the respective balance sheet dates. Accounts payable procedures designed to properly control high-volume transaction processing have been implemented.

•	The Company has implemented as of July 1, 2005 a new accounting system as the first phase of an integrated enterprise software solution. The overall development effort has been underway since 2004. The complexities and inefficient design of the former accounting system, as well as the diversion of management and accounting attention necessitated by the design and implementation of the new system, contributed to the financial statement errors.

•	The Company’s accounting personnel had limited experience in dealing with the requirements of public reporting obligations and an independent audit. The problems associated with this inexperience were compounded by the requirements and complexity of a multi-year audit of the Company’s financial statements. The Company’s recent appointment of a Chief Financial Officer with broad public reporting experience has led to a substantial improvement in the Company’s accounting controls and its ability to comply with future public reporting obligations, including the requirements imposed by Sarbanes-Oxley.

The following specific journal entries were included in the Company’s restatement of its consolidated financial statements for the three years ended December 31, 2002, 2003 and 2004. The journal entries primarily reflect (especially in terms of the greatest impact on net income) accounts payable and accrued liabilities that were incurred but unrecorded as of the respective balance sheet dates (journal entries a, e, f, and j). The Company also corrected certain other transactions or account balances that had been overlooked (journal entries b and c), misclassified (journal entries d, g, h, and l), or mistakenly recorded by the Company based on misunderstandings between accounting personnel and the independent auditor (journal entries i, and k).

Account	Debit	Credit
2004 Consolidated Financial Statements
a) Cost of goods sold	$277,122
Accounts payable		$277,122

Reflect incurred but unrecorded accounts payable liabilities as of the balance sheet date

b) Cost of goods sold	15,000
Inventory		15,000

Adjust inventory for the value of damaged items returned from customers

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July 13, 2005

c) Deferred public offering costs	37,257
General and administrative (general legal expenses)	6,334
Public offering expenses		43,591

Defer public offering (legal) expenses (pursuant to SEC Staff Accounting Bulletin Topic 5A ) related to the preparation of the company’s registration statement that were incorrectly charged to earnings in 2004

d) Accounts receivable	96,114
Cash		96,114

Reclassify the value of credit card charges receivable from the company’s credit card processor as of the balance sheet date

2003 Consolidated Financial Statements

e) Cost of goods sold	45,787
Accounts payable		45,787

Reflect incurred but unrecorded accounts payable liabilities as of the balance sheet date

f) Salaries and benefits	20,000
Accrued expenses		20,000

Reflect correct accrued payroll liability as of the balance sheet date

g) Accounts receivable	57,765
Cash		57,765

Reclassify the value of credit card charges receivable from the company’s credit card processor as of the balance sheet date

h) Gross sales	129,737
Advertising	5,631
Discounts & returns		135,368

Reclassify statement of operations accounts which were affected by an erroneous adjusting journal entry

2002 Consolidated Financial Statements

i) Accounts payable	18,161
Cost of goods sold		18,161

Adjust accounts payable liabilities as of the balance sheet date which were affected by an erroneous adjusting journal entry

j) Salaries and benefits	3,644
Accrued expenses		3,644

Reflect correct accrued payroll liability as of the balance sheet date

Securities and Exchange Commission
July 13, 2005

k) Accounts receivable	46,461
Gross sales		46,461

Adjust sales and accounts receivable balance for the value of credit card charges receivable from the company’s credit card processor as of the balance sheet date, which were mistakenly affected by journal entry

l) Cost of goods sold	65,763
Discounts & returns		65,763

Reclassify statement of operations accounts which were mistakenly affected by an erroneous adjusting journal entry

Certain other line items in the consolidated statement of operations were changed in response to comment No. 40 in the staff’s comment letter dated May 27, 2005. These reclassifications were made in accordance with Rule 5-03 of Regulation S-X to reclassify certain miscellaneous income and expense items to appropriate operating classifications, including depreciation, advertising, technology, rent and general and administrative expenses.

16.	We note the auditors changed their report date from April 27, 2005 to June 13, 2005. Please request your auditors to explain to us how they were able to conclude that no reference to the restatement was necessary in their report. See AICPA Auditing Standards Section 561.06 now contained in Rule 3200T of the PCAOB Interim Auditing Standards.

The independent auditor has changed the report to include reference to the restatement, and the revised report is included on page F-2 of Amendment No. 2.

17.	Please expand your disclosure to include the impact on earnings per share as set forth in paragraph 37 of APB 20.

The disclosure of the impact of the restatement on basic and diluted earnings per share has been added in Note 11 – Restatement, on page F-17 of Amendment No. 2.

Securities and Exchange Commission
July 13, 2005

     The Company believes that the revisions contained in Amendment No. 2 and the responses provided above fully address the concerns outlined in the Staff’s comment letter. If the staff has any questions or additional comments, please call the undersigned.

Sincerely, AKERMAN SENTERFITT Bradley D. Houser

cc:	John C. Textor Christopher Owings Kurt Murao David Mittleman David Irving Donna DiSilvio Carrie Long